[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 14, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Perry J. Hinden, Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
One Station Place
100 F Street, NE
Washington, DC 20549-3628

Re:       Lions Gate Entertainment Corp.

            Definitive Proxy Statement on Schedule 14A filed March 26, 2010

            File No. 001-14880

Dear Mr. Hinden:

We are in receipt of the comment of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 13, 2010 regarding the above referenced proxy statement (the “Proxy Statement”) of our client, Lions Gate Entertainment Corp. (the “Company”).  On behalf of the Company, we have responded to your comment.  For the Staff’s convenience, we have repeated the Staff’s comment and responded below such comment.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement.

April 14, 2010

Staff’s comment:  We note that Lions Gate Entertainment filed its definitive proxy statement in connection with the May 4, 2010 special meeting on March 26, 2010 without filing a preliminary proxy statement as required by Exchange Act Rule 14a-6.  Please advise in your response letter how doing so was consistent with Exchange Act 14a-6, or in the alternative, tell us how you propose to remedy the failure to comply.

Response:  The Company’s filing of the proxy statement as a definitive proxy statement rather than a preliminary proxy statement was an unintentional and regrettable error, which will not be repeated.  The Company recognizes that under normal circumstances this could have deprived both the Company’s shareholders of valuable time to consider and assimilate the Company’s proxy statement, and could have further deprived the dissident shareholder, the Icahn Group, of time to appropriately respond to the proxy statement.  In the unique circumstances here, the Company believes that, fortunately, neither its shareholders generally nor the dissident shareholder have been prejudiced by the Company’s unintentional error and that accordingly no remedy is necessary.

A brief review of the timeline and facts may be helpful.  The Icahn Group initiated an unsolicited partial cash tender offer for common shares of the Company on March 1, 2010 and filed with the Commission a Schedule TO disclosing information about the offer.  The Company responded on March 12, 2010 with a recommendation that shareholders reject the tender offer and also announced the implementation of a shareholder rights plan.  It filed with the Commission and mailed to shareholders a Solicitation/Recommendation Statement on Schedule 14D-9 describing, among other things, past dealings between the Icahn Group and the Company, the reasons for its recommendation, and the terms of and reasons for the shareholder rights plan.  The Company further determined to hold a shareholder meeting on May 4, 2010, despite the absence of any requirement to do so, to give its shareholders an opportunity to ratify or reject the Company’s decision as promptly as possible, and disclosed this in the Schedule 14D-9.  A further description of the shareholder rights plan and the full text of the rights plan was filed with the Commission in a Registration Statement on Form 8-A on the same day.

On March 19, 2010, the Icahn Group filed an amended Schedule TO disclosing several changes to its offer, including that it was now tendering for all of the common shares of the Company and setting the expiration date of the offer at April 30, 2010.  On March 23, 2010, the Company recommended that its shareholders reject the amended offer.  On March 26, 2010, the Company filed the Proxy Statement with respect to the shareholder meeting to be held on May 4, 2010.

In most proxy solicitations outside the annual meeting context, an issuer decides to pursue a course of action requiring shareholder approval, and provides information about its proposal by filing a proxy statement.  The filing of the preliminary proxy statement usually constitutes the first time that a shareholder receives full disclosure about the nature and rationale of the proposal, and in some cases is the first time that the subject matter of the proposal is ever made public.  The 10-day waiting period before the filing of a definitive proxy statement provides an opportunity for shareholders to learn of and assimilate the disclosed information before active solicitation efforts begin and also allows the Commission to review and comment upon the preliminary proxy statement.

April 14, 2010

This case, however, is quite different.  The Company here acted in response to an unsolicited tender offer by a major shareholder that was the subject of intense shareholder interest and media coverage from the moment it was announced on March 1, 2010.  When the Company filed its Schedule 14D-9 and Form 8-A on March 12, 2010, it disclosed extensive information about both the nature of the Company’s response to the tender offer, including the establishment of a shareholder rights plan and intent to hold a shareholder meeting to ratify or reject that plan, terms and full text of the shareholder rights plan, past dealings and relationships between the Icahn Group and the Company and the Company’s reasons for recommending against accepting the Icahn Group’s offer and for implementing the shareholder rights plan.

Thus, by March 12, 2010, shareholders of the Company already had available the material information regarding the shareholder rights plan.  Unlike a preliminary proxy statement, the Schedule 14D-9 and the exhibits thereto were also mailed to the record and beneficial holders of the Company’s common stock.  By the time that the Proxy Statement was filed on March 26, 2010, shareholders had the benefit of fourteen days to absorb the mailing and media coverage and understand the shareholder rights plan and the shareholder meeting, significantly more than they would have enjoyed based on an unreviewed preliminary proxy statement that had not been previously announced.

The Company also believes that the dissident shareholder was not prejudiced by the filing of a definitive rather than a preliminary proxy.  At this time, as a result of the long solicitation period afforded to the Company’s shareholders, there remain twenty days until the date of the shareholder meeting on May 4, 2010 during which the Icahn Group can continue to solicit in opposition to the Company’s proposal.  But significantly, the Icahn Group took advantage of the days following the Company’s fulsome disclosures in the Schedule 14D-9 to respond to the shareholder rights plan and the Company’s reasoning.  Well before the filing of the Proxy Statement, the Icahn Group had already set a new expiration date for its offer of April 30, 2010, a few days before the announced date of the shareholders meeting.  The dissident shareholder, far from needing more time to consider the Proxy Statement and solicit in opposition, instead is seeking to preempt the shareholder meeting.  Since the filing of the Proxy Statement, the Icahn Group has continued to pursue this strategy, including by applying to the British Columbia Securities Commission for a “cease trade” order against the shareholder rights plan and seeking a hearing date of April 26, 2010, again before the Company’s shareholders have an opportunity to vote on the shareholder rights plan.

April 14, 2010

The Company therefore believes that remedies for its unintentional error that include an extension of time or cancellation of proxies already given will simply give the dissident shareholder further opportunity to interfere with the franchise of the Company’s shareholders.  In addition, in the absence of any prejudice to shareholders of the Company generally or to the dissident shareholders, the Company does not believe that an additional filing describing its error would be helpful to shareholders.  Indeed, the last several weeks have been characterized by a near-constant stream of continuing disclosure to the Company’s shareholders by the Icahn Group and the Company, including numerous amendments to the Schedule TO and the Schedule 14D-9, and certain shareholders of the Company have already begun to comment on the volume of information as overwhelming.  The Company remains committed to giving full and fair disclosure to shareholders, but given the volume of communications and this shareholder feedback, we believe that a further disclosure regarding this non-prejudicial error might serve only to confuse or mislead shareholders and muddy the numerous important issues and considerations being presented by both the Icahn Group and the Company.

In addition, the Company hereby acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (212) 403-1375.

Sincerely,

/s/ James Cole, Jr.

                                                                                    James Cole, Jr.

cc:        James Keegan

            Wayne Levin